Mail Stop 3720

Via US Mail & Fax 27 12 311 8769
      April 21, 2006

Mr. Sizwe Nxasana, Chief Executive Officer
Telekom SA Limited
152 Pretoria Street
Pretoria, South Africa, 0002


	Re:  	Telekom SA Limited
      Form 20-F for the year ended March 31, 2005
      Filed on July 15, 2005
		File No. 1-31609

Dear Mr. Nxasana:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*   *   *   *   *





Telekom SA Limited
April 21, 2006
Page 2



Accounting comments:

Notes to the consolidated annual financial statements

Note 2. Significant accounting policies

Note 5.6 Depreciation, amortization, impairment and write-offs, page
F-31

1. We note that there may be differences in the methods of assessing and measuring impairment of long-term assets under IFRS and US
GAAP.
Tell us how you applied the guidance in SFAS 144 in determining the amount of the impairment loss for intangible assets and property, plant and equipment for US GAAP reporting.

Note 45. Investments in joint ventures, page F-99

2. Consider disclosing the significant provisions of the Vodacom joint venture agreement in the notes to the financial statements to demonstrate how you meet the criteria in IAS 31 to use the proportionate consolidation method of accounting. Also tell us whether you have provided all the applicable disclosures in paragraphs 54 through 57 of IAS 31.

Note 47. US GAAP Information, page F-100

(a) Revenue recognition, page F-106

3. You disclose at page F-24 that revenue from sale of the handset is recognized when the product is delivered. Please tell us how you recognize revenue under US GAAP. For example, tell us how you applied the guidance in paragraph 14 of EITF 00-21 that limits the amount of consideration allocated to a deliverable to the amount that is not contingent on the delivery of additional items or future services.

4. Tell us how the differences in accounting for revenue earned from
installation and activation fees result in an increase in earnings in
the reconciliation to US GAAP at page F-101. Since revenues from installation and activation are deferred for US GAAP reporting, it
appears that net income would decrease.   Also since you revised
your
revenue recognition policy in 2005 to defer activation revenue and costs as disclosed at page F-9, it is unclear why there is a difference in results of operations for 2005.






Telekom SA Limited
April 21, 2006
Page 3


Vodacom Group Financial Statements

Note I .Revenue Recognition

Note I.1 Contract Products, page F-137

5. You disclose that revenue from sale of the handset in an arrangement with multiple deliverables is recognized when the product is delivered. Please tell us how you recognize revenue under US GAAP.
For example, tell us how you applied the guidance in paragraph 14 of
EITF 00-21 that limits the amount of consideration allocated to a deliverable to the amount that is not contingent on the delivery of additional items or future services.

Note Q Incentives, page F-144

6. Tell us how you applied the guidance in EITF 01-9 in determining the US GAAP accounting treatment for incentives paid to service providers and dealers for new activations and retention of existing customers.

Note 3 Impairment of Assets, page F-145

7. We note that there may be differences in the methods of assessing and measuring impairment of long-term assets under IFRS and US
GAAP.
Tell us how you applied the guidance in SFAS 144 in determining the amount of the impairment loss for intangible assets and property, plant and equipment for US GAAP reporting.

*   *   *   *   *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Telekom SA Limited
April 21, 2006
Page 4

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



      	You may contact Gopal Dharia, Staff Accountant, at (202)
551-3353 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

									Sincerely,


									Larry Spirgel
									Assistant Director